UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2017

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 15, 2017, Concordia International Corp. (the “Corporation”) issued a press release at the request of the Investment Industry Regulatory Organization of Canada, wherein the Corporation confirmed that it was unaware of any material change in its operations that would account for the recent increase in market activity. In conjunction with this report Concordia International Corp. is filing the following exhibit:
Exhibit 99.1    Press release of Concordia International Corp. dated December 15, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ David Price
	Name:	David Price
	Title:	Chief Financial Officer

Date: December 15, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Concordia International Corp. dated December 15, 2017.